FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X            Form 40-F  __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

23 December 2016 07:00

ASTRAZENECA COMPLETES SALE OF SMALL
MOLECULE ANTIBIOTICS BUSINESS TO PFIZER

AstraZeneca today announced that it has completed the agreement with Pfizer Inc. for the sale of the commercialisation and development rights to its late-stage small molecule antibiotics business, comprising the approved antibiotics Merrem, Zinforo and Zavicefta, and ATM-AVI and CXL, which are in clinical development.

Under the agreement, AstraZeneca has received a payment of $550 million for the commercialisation and development rights to the late-stage antibiotics business in all markets where AstraZeneca holds the rights. In addition, Pfizer will pay a further $175 million in January 2019, up to $250 million in commercial, manufacturing and regulatory milestones, up to $600 million in sales-related payments as well as recurring, double-digit royalties on future sales of Zavicefta and ATM-AVI in certain markets.

As AstraZeneca will not maintain a significant future interest in the late-stage small molecule antibiotics business, all payments will be reported as Other Operating Income in the Company's financial statements. The $550 million upfront and $175 million unconditional payment will both be booked in the fourth quarter of 2016, net of a product intangible.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, neuroscience & infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC
Date: 23 December 2016	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary